1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
NAZ ZILKHA nzilkha@dechert.com +1 212 698 3654 Direct +1 212 314 0055 Fax

August 13, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Attn:	Jonathan Burr

Pamela Howell

Office of Beverages, Apparel and Mining

Re:	Differential Brands Group Inc. Preliminary Information Statement on Schedule 14C Filed July 27, 2018 File No. 000-1892

Dear Mr. Burr and Ms. Howell:

On behalf of Differential Brands Group Inc. (the “Company”), we are writing in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated August 7, 2018 with respect to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) originally filed with the U.S. Securities and Exchange Commission on July 27, 2018. For the Staff’s convenience, the Comment is set forth below and the Company’s response to the Comment is set forth immediately below the Comment.

Preliminary Information Statement on Schedule 14C filed July 27, 2018

1. Please provide the financial information required by Item 13(a) of Schedule 14A or provide your detailed analysis as to why such information is not required. Refer to Item 11(e) of Schedule 14A. See Item 1 of Schedule 14C.

Response to Comment #1:

We respectfully believe that Items 11(e) and 13(a) of Schedule 14A are inapplicable to the Information Statement.  We provide below a brief discussion of the applicable factual background and our analysis related to the Comment.

U.S. Securities and Exchange Commission
Attn: Jonathan Burr
Pamela Howell
August 13, 2018
Page 2

Factual Background

As described in greater detail in the section of the Information Statement entitled “The GBG Acquisition and Equity Issuance” beginning on page 4, on June 27, 2018, the Company entered into a Purchase and Sale Agreement with Global Brands Group Holding Limited (“GBG”) and GBG USA Inc., a wholly-owned subsidiary of GBG, to purchase a significant part of GBG’s and its subsidiaries’ North American business, including the wholesale, retail and e-commerce operations, comprising all of their North American kids business, all of their North American accessories business and a majority of their West Coast and Canadian fashion businesses for a cash purchase price of $1.38 billion, subject to certain post-closing adjustments.

In order to secure funding for the GBG Acquisition, on June 27, 2018, the Company entered into (i) a commitment letter with Ares Capital Management LLC and HPS Investment Partners, LLC and (ii) a commitment letter (the “Second Lien Commitment Letter”) with GSO Capital Partners LP (collectively with its affiliates, “GSO”), pursuant to which such parties have agreed to provide, or cause to be provided through their respective managed funds, fully committed debt financing for the GBG Acquisition (the “Debt Financing”). The Debt Financing is anticipated to be comprised of: (i) a first lien term loan facility in a total principal amount of $685 million; (ii) a revolving credit facility in a total principal amount of up to $150 million; and (iii) a second lien term loan facility in a total principal amount of $674 million, for total borrowings of up to approximately $1.50 billion.

Pursuant to the Second Lien Commitment Letter and in consideration of its provision of the debt financing under the Second Lien Facility, funds managed by GSO will also receive shares of Common Stock in an aggregate amount equal to 25% of the aggregate Common Stock outstanding on the date of the GBG Acquisition on a fully diluted basis.

In connection with the Debt Financing, the Company has agreed to raise an aggregate of $150 million of equity capital in the form of cash investments in shares of Common Stock in a private placement. As set forth in the Information Statement, the Company may seek to raise up to an aggregate of $175 million of equity capital in connection with the GBG Acquisition, which equity issuance is anticipated to be made by certain lenders participating in the Debt Financing, members of GBG’s existing U.S. management team and other investors (the “Equity Issuance”). The proceeds of the Equity Issuance are intended to be used for general corporate purposes, although a portion of such proceeds may be used to fund certain costs and expenses in connection with the consummation of the GBG Acquisition. In connection with the GBG Acquisition, the holders of the Company’s outstanding shares of preferred stock have also agreed to convert all of their preferred stock into shares of Common Stock (the “Preferred Stock Conversion”).

U.S. Securities and Exchange Commission
Attn: Jonathan Burr
Pamela Howell
August 13, 2018
Page 3

As described in greater detail in the section of the Information Statement entitled “Stockholder Approval in connection with Equity Issuance and Preferred Stock Conversion” beginning on page 6, the Equity Issuance and the Preferred Stock Conversion would together result in the issuance of Common Stock in excess of 19.99% of the shares of Common Stock outstanding immediately prior to such issuance. As required by applicable Nasdaq listing rules, the Company was required to obtain stockholder approval to consummate such issuances. Given that a majority of the voting power of the Company’s stockholders is held by entities affiliated with Tengram Capital Partners, L.P. and the Company’s management, the Company was able to obtain this approval without engaging in a proxy solicitation. Accordingly, on July 27, 2018, the Company filed the Information Statement to inform stockholders that the Equity Issuance, among other things, had been approved.

Analysis

Item 11(e) requires registrants to furnish the information required by Item 13(a) in information statements seeking approval for the authorization or issuance of securities otherwise than for exchange of outstanding securities of the registrant. Instruction 1 of Item 13(a), however, states that information required by Item 13(a) may be omitted from an information statement if not material for the exercise of prudent judgment in regard to the matter acted upon.  Instruction 1 further states that “…the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction...”.

In the present case, the matter that stockholders are being notified of in the Information Statement is the consent by the requisite stockholders of the issuance of over 19.99% of the outstanding common stock of the Company (the “Common Stock”) in accordance with applicable Nasdaq listing rules (the “Equity Issuance”).  The Information Statement does not relate to the approval of the issuance of any material amount of senior securities, but rather, the issuance of Common Stock under the circumstances described in the Information Statement. Such Common Stock is also not being issued “in an exchange, merger, consolidation, acquisition or similar transaction”. In this regard, we note that the Common Stock is not being issued as consideration in an acquisition nor are the proceeds of the Equity Issuance expected or intended to be used to pay any material portion of the consideration in an acquisition.

U.S. Securities and Exchange Commission
Attn: Jonathan Burr
Pamela Howell
August 13, 2018
Page 4

Note A to Schedule 14A instructs registrants that the information required by Item 13, among others, shall be furnished “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company.” As noted above, the Equity Issuance does not fall into this category because the additional securities are not expected or intended to be used to acquire another company. In this regard, Compliance and Disclosure Interpretation Question 151.01 of Proxy Rules and Schedules 14A/14C (May 11, 2018) (the “CD&I”) provides additional guidance with respect to Note A. The CD&I states that a proposal to authorize additional common stock does not involve an acquisition for the purposes of Note A and therefore does not require Item 13(a) disclosure when a registrant could use the cash proceeds of a public offering1 as consideration for an acquisition of another company, but where such proceeds are not an integral part of the acquisition transaction because at the time the acquisition consideration is payable, the registrant has other means of fully financing the transaction. The CD&I also states that if, however, the cash proceeds from the public offering are expected to be used to “…pay a material portion of the consideration for the acquisition…”, then Note A would apply.

In the present case, the Equity Issuance does not “involve” an acquisition within the meaning of Note A and therefor Item 13(a), because the Company is expected to finance the purchase price of the GBG Acquisition from proceeds from the Debt Financing for which the Company has binding commitments from third-party financing sources for the full amount of such purchase price. Accordingly, the cash proceeds from the Equity Offering will not be used to pay any material portion of the consideration payable by the Company in the GBG Acquisition. Rather, the proceeds of the Equity Issuance are intended to be used for general corporate purposes. While a portion of such proceeds may, however, be used to fund certain costs and expenses in connection with the consummation of the GBG Acquisition, any such portion of the proceeds of the Equity Offering used to fund such costs and expenses will not constitute a material portion of the $1.38 billion cash purchase price.

We also respectfully note to the Staff that the Company is a Delaware corporation and its common stock is listed on the NASDAQ Capital Market and that there is no applicable state law or stock exchange requirement which requires the Debt Financing or the GBG Acquisition to be approved by the Company’s stockholders. Absent stockholder approval requirements contained in the Nasdaq listing rules (because the Company is (i) permitted to act by written consent in lieu of a meeting of its stockholders; and (ii) has received the written consent of more than a majority of its stockholders in favor of the transactions), the Company would not have filed a preliminary information statement to seek stockholder approval for the Equity Issuance.

[1]	Although the CD&I specifically related to a public offering of common stock, we do not believe that a situation involving a private placement of common stock, as is the case with the Equity Issuance, should warrant a different outcome.

U.S. Securities and Exchange Commission
Attn: Jonathan Burr
Pamela Howell
August 13, 2018
Page 5

For the reasons stated above, the Company respectfully believes that the information required by Item 13(a) is not material to investors and is not required to be presented in the Information Statement since the matter reported in the Information Statement that stockholders have approved is the issuance of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.

* * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3596.

Sincerely,

/s/ Naz Zilkha

Naz Zilkha

CC:	Lori Nembirkow, General Counsel, Differential Brands Group Inc.